MYSON, INC.

1141 W. Randolph St.

Suite 200 -Chicago, IL 60607

Securities and Exchange Commission

Washington DC 20549

Re:	Myson, Inc.
Schedule 14F-1 filed on April 4, 2023
File No. 005-93669

Ladies and Gentlemen:

In reply to your letter of April 6, 2023, Myson, Inc. (the “Issuer”), submits the following responses:

1.	Rushi Shah, the incoming sole director and sole officer, has not yet assumed the position of either sole director or CEO of the Issuer; and Henrik Rouf will remain as sole director and officer until 10 days after the Information Statement pursuant to SEC Rule 14f-1 (the “Information Statement”) has been amended, filed with the Securities and Exchange Commission (“SEC”) and mailed to all shareholders of record. The Information Statement will be updated to disclose this information and the new mailing and takeover dates.
2.	The Information Statement will be amended to state that information about the Issuer is available on the EDGAR System.
3.	The Reorganization Agreement and the Warrant will be attached as exhibits to the amended Information Statement.
4.	The Issuer has not adopted hedging policies in accordance with Item 407(i) of Reg S-K.

5.	The Issuer’s incoming sole director and officer believes that its leadership structure is appropriate, in accordance with Item 407(h) of Regulation S-K, in light of how it has been operating successfully since 2018 as a private company; and the Issuer’s current capital structure in which approximately 98% of the outstanding shares are held by two shareholders, one of whom is Rushi Shah, who holds 88% of the Issuer’s outstanding shares. The Information Statement will be amended accordingly.
6.	The Issuer’s incoming sole director and officer believes that neither a nominating committee nor a compensation committee (in accordance with Item 407(c)(1) of Regulation S-K) are necessary because the Issuer has not yet had the time to establish a larger Board of Directors which currently consists only of Henrik Rouf, who will be replaced by Rushi Shah. Upon assuming the position of sole director, Mr. Shah intends, in the future, to establish a nominating committee and a compensation committee, and to add qualified members to the Board of Director. The Information Statement will be amended accordingly,
7.	The Issuer’s incoming sole director and officer intends to amend the Information Statement to add the following information in accordance with Item 404(d) of Regulation S-K that was set forth in the Form 8-K filed by the Company on March 31, 2023: The Company has an office lease dated January 1, 2023 with a term of five years for 1,625 square feet at 1141 W. Randolph Street, Floor 2, Chicago, IL 60607 with 1141 W. Randolph, LLC, a company owned and controlled by Rushi Shah. The lease requires a monthly rental payment of approximately $4,062 with an annual rate adjustment of 3% which Mag Mile Capital believes is a market rate for this space.
8.	Neither MagMile nor the Issuer’s incoming sole director and officer paid cash to the Issuer or the Issuer’s principal shareholder in connection with the reverse merger; this was strictly an acquisition of MagMile by the Issuer in exchange for shares of the Issuer equal to 88% of the Issuer’s post-reverse merger outstanding shares. A sentence to that effect will be added to the Information Statement.

Respectfully Submitted,

Myson, Inc.

/s/ Rushi Shah
Rushi Shah, Incoming CEO